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                                                                EXHIBIT (a) (29)


Conrail Board Acts on Stay Bonuses,
Enhanced Severance Packages
In Event Of Acquisition Of Company

        PHILADELPHIA, March 3, 1997 - Conrail (NYSE:CRR) announced today that its Board of Directors has taken action with respect to stay bonuses and enhanced severance packages to protect Conrail employees not covered by collective bargaining agreements in the event of an acquisition of the Company. The Board was mindful that employees covered by collective bargaining agreements may qualify for up to six years' protection under federal law.

        While the Board expressed its disappointment that recent events indicate that all the strategic goals reflected in the Merger Agreement with CSX may not be attainable, the Board expressed confidence that the final resolution will be beneficial to all the Company's constituencies. In light of these developments, the Board also authorized its management and representatives to negotiate amendments to the CSX merger agreement that would assure that the Conrail shareholders receive $115 in cash per share at the earliest possible date.

        Conrail, with corporate headquarters in Philadelphia, operates an 11,000 mile rail freight network in 12 Northeastern and Midwestern states, the District of Columbia, and the Province of Quebec.

        Contact: Craig MacQueen of Conrail Corporate Communications, (215) 209-4594, or Dan Katcher/Joelle Frank of Abernathy MacGregor Group, (212) 371-5999. Conrail releases are archived on the World Wide Web:
http://www.conrail.com.